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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Falconbridge Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.			Page 2 of 10

1.	Name of Reporting Person: Xstrata plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 73,115,756

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 73,115,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,115,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No.			Page 3 of 10

1.	Name of Reporting Person: 1184760 Alberta Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 73,115,756

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 73,115,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,115,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.
     The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates are the common shares (the “Common Shares”), of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada (the “Company”). The principal executive offices of the Company are located at 181 Bay Street, Suite 200, Toronto, Ontario, Canada, M5J 2T3.
Item 2. Identity and Background.
     This Statement is being filed by Xstrata plc, a corporation incorporated under the laws of England and Wales (“Xstrata”), and 1184760 Alberta Ltd. (the “Purchaser”), a corporation incorporated under the laws of Alberta and a wholly-owned indirect subsidiary of Xstrata (Xstrata and the Purchaser together constitute the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 7 and is incorporated herein by reference.
     Xstrata’s principal executive offices are located at Bahnhofstrasse 2, Zug, Ch-6301, Switzerland. Xstrata is a major global diversified mining group listed on the London and Swiss stock exchanges.
     The Purchaser was organized solely for the purpose of acquiring Common Shares of the Company, and has not carried out any other business or activity. The registered offices of the Purchaser are 10123 – 99th Street, Suite 2500, Edmonton, Alberta, Canada, T5J 3H1.
     As a result of direct and indirect securities holdings, Glencore International AG (“Glencore”), Credit Suisse First Boston Equities Limited (“Credit Suisse Equities”) and Credit Suisse First Boston (Europe) Limited (“Credit Suisse Europe”) may be deemed to control the Reporting Persons. Glencore is a corporation incorporated under the laws of Switzerland with its principal executive offices located at Baarermattstrasse 3, CH-6340, Baar, Switzerland. Credit Suisse Equities and Credit Suisse Europe are corporations incorporated under the laws of the United Kingdom with their principal executive offices located at 1 Cabot Square, London, E14 4QJ, England. Schedule I hereto lists the name, citizenship, occupation and principal business address of each director and executive officer of Glencore, Credit Suisse Equities and Credit Suisse Europe (together with Glencore, Credit Suisse Equities and Credit Suisse Europe, the “Schedule I Persons”). The filing of this Statement, including the Schedules and Exhibits thereto, shall not be construed as an admission that any of the control relationships enumerated herein actually exist.
     The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule II hereto (the “Schedule II Persons”).
     Except as disclosed below, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons or the Schedule II Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Credit Suisse Europe was fined in December 2001 by the U.K. Securities and Futures Authority for failure to properly supervise the trading activities of an individual trader and its convertible bond desk. In June 2005, Marco Mazzucchelli, a director of Credit Suisse Europe was fined by CONSOB, the Italian securities regulator. The fine related to a finding by CONSOB that Banca 121, an Italian bank of which Mr. Mazzucchelli was a director prior to joining Credit Suisse Europe, had missold structured products to its customers during the last five years.
Item 3. Source and Amount of Funds or Other Consideration.
     The Purchase Price (as defined in Item 4 of this Statement) for the Common Shares was paid by the delivery to the Vendor of two promissory notes. One note, for US $1,327,345,890, matured on August 22, 2005, and was paid to the Vendor from the Reporting Persons’ working capital and from draws under two loan agreements. The first loan agreement is a 364-day fully drawn advance loan facility, with Deutsche Bank AG and J.P. Morgan plc as lenders, in the principal amount of US $600,000,000 (all of which was drawn for the repayment of the note) which bears interest at US$ LIBOR plus a margin of 0.40% per annum. The second loan agreement is a revolving syndicated loan facility in the principal amount of US $1,400,000,000, with Barclays Bank plc acting as agent. US $524,000,000 was drawn under the five-year tranche of this loan facility, which bears interest at US$ LIBOR plus a margin of 0.50% per annum; and US $163,000,000 was drawn under the 364-day tranche of this loan facility, which bears interest at US$ LIBOR plus a margin of 0.40% per annum. The other promissory note, in the amount of US $375,000,000, is due on October 6, 2005, and is payable through the delivery of a convertible debenture, as set forth in Item 6 of this Statement.
Item 4. Purpose of Transaction.
     On August 14, 2005, Xstrata and the Purchaser, Brascan Corporation, a corporation incorporated under the laws of Ontario (“Brascan”), and its wholly-owned subsidiaries Brascade Corporation (“Brascade”) and 6287042 Canada Limited (the “Vendor”), both of which are corporations incorporated under the laws of Canada, entered into and closed a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchaser purchased and the Vendor sold 73,115,756 Common Shares (the “Purchased Shares”) owned by the Vendor for Canadian $28.00 per Purchased Share, for an aggregate purchase price of Canadian $2,047,241,168 (the “Purchase Price”).
     The acquisition of the Purchased Shares by the Purchaser was made to provide Xstrata with a meaningful stake in the Company, exposure to the Company’s copper, nickel, zinc and aluminium businesses and increased geographic, commodity and currency diversification.
     As set forth in Item 6 below, the Purchase Agreement provides for the right of Xstrata in certain circumstances to nominate a director of the Company through the voting rights held by Brascan, Brascade and the Vendor in respect of junior preference shares of the Company (the “Junior Preference Shares”) and a right of first offer in favor of Xstrata should any of Brascan,

Brascade or the Vendor or any of their affiliates propose to sell any of the Junior Preference Shares beneficially owned by any of them.
     Although the Reporting Persons believe that a combination of Xstrata and the Company would have significant benefits, and have considered whether in the future to make a proposal to acquire the remaining outstanding Common Shares, the Reporting Persons have made no decision at this time as to whether to make any such proposal. Xstrata is considering a number of unrelated alternative investments and uses of its funds which, if proceeded with, would reduce the possibility of either Reporting Person making a proposal to acquire the remaining Common Shares that they do not own. Each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition, business operations and prospects, market price of the Common Shares, conditions in securities markets generally, general economic and industry conditions and other factors. The Reporting Persons currently intend in the relatively short term to acquire for cash by private agreement or in the market Common Shares to increase the Reporting Person’s ownership of Common Shares to approximately 20% of the outstanding Common Shares, in order to ensure that the Reporting Persons can equity account for their investment in the Company. However, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons or the Schedule II Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule I Persons or the Schedule II Persons may make the same evaluation and reserve the same rights.
Item 5. Interest in Securities of the Company.
(a)	The Purchaser beneficially owns 73,115,756 Common Shares representing approximately 19.9% of the issued and outstanding Common Shares. By virtue of its ownership of the Purchaser, Xstrata may be deemed to share beneficial ownership of the Common Shares owned by the Purchaser. To the Reporting Persons’ knowledge, none of the Schedule I Persons or the Schedule II Persons owns any Common Shares.
(b)	Xstrata and the Purchaser have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares set forth in paragraph (a) of Item 5.
(c)	Except for the acquisition of the Common Shares pursuant to the Purchase Agreement as described in Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons or the Schedule II Persons has effected any transactions in the Common Shares during the past 60 days.
(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.
     On August 14, 2005, Xstrata and the Purchaser, Brascan, Brascade and the Vendor entered into and closed the Purchase Agreement pursuant to which the Purchaser purchased and the Vendor sold 73,115,756 Common Shares owned by the Vendor for Canadian $28.00 per Purchased Share, for an aggregate purchase price of Canadian $2,047,241,168 (the “Purchase Price”).
     The description of the Purchase Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.
     The Purchase Price was paid by the delivery to the Vendor of two promissory notes made by the Purchaser. One note, for US $1,327,345,890, was due and paid on August 22, 2005. The second note, for US $375,000,000, is due October 6, 2005 and is to be paid through the issue to the Vendor on or before October 6, 2005 of a guaranteed US $375,000,000 principal amount convertible debenture (the “Debenture”) to be issued by an affiliate of the Purchaser that is a wholly-owned subsidiary of Xstrata to be determined. The two promissory notes were secured with a pledge given by the Purchaser in favor of the Vendor of the Purchased Shares on a basis proportionate to the principal amounts of the two promissory notes. The Debenture will be issued at par, have a 12-year term and will bear interest at 4% per annum. Subject to its terms, it will be convertible at any time at the option of the holder into approximately 12.1 million new ordinary shares in Xstrata based on a conversion price of £17.1315 per new ordinary share, representing a 35% premium to the closing price of Xstrata’s ordinary shares on August 11, 2005. The Debenture will be callable by Xstrata at par plus accrued interest at any time after August 14, 2010. The Reporting Persons agreed in the Purchase Agreement that if within nine months of this acquisition, Xstrata, directly or through an affiliate, or any person acting jointly or in concert with Xstrata, publicly announces an intention to merge with the Company whereby Xstrata, or any person acting jointly or in concert with Xstrata, would acquire a majority portion of the Company’s business, or announces an intention to make an offer to the shareholders of the Company to acquire sufficient Common Shares to own a majority of the outstanding Common Shares, in either case for a price per Common Share in excess (the “Excess Amount”) of Canadian $28.00, then within five days of the completion of either such transaction, the Reporting Persons will pay to the Vendor in cash the product of the Excess Amount and the number of Common Shares acquired pursuant to the Purchase Agreement.
     The Purchase Agreement also provides that until such time as a nominee of Xstrata is elected or appointed to the board of directors of the Company, Brascan, Brascade and the Vendor will (i) exercise the voting rights appertaining to any Junior Preference Shares of the Company beneficially owned by them from time to time to nominate and vote for one individual whom Xstrata has, acting reasonably, approved as a nominee to serve as a director of the Company and (ii) if requested to do so by Xstrata, will cause one of their two current nominees serving as a director of the Company and representing the holders of the Junior Preference Shares of the Company to resign as a director, unless prior to such request one of these nominees has already resigned, upon prior notice to Xstrata and without being requested by Xstrata to do so. The holders of the Junior Preference Shares are entitled to vote as a class to elect two directors to the board of directors of the Company, but otherwise do not generally have the right to vote at meetings of the shareholders of the Company.
     Brascan and the Vendor have agreed in the Purchase Agreement not to sell any Junior Preference Shares of the Company until October 13, 2005, other than to affiliates of Brascan. After October 13, 2005, if either of Brascan, Brascade or the Vendor (the “Offeror”) desires to sell any of the Junior Preference Shares beneficially owned by it (the “Offered Shares”), the Offeror must provide the Purchaser with the right of first offer in respect of those shares, by providing the Purchaser with a notice that indicates the number of Offered Shares and the price at which the Offeror wishes to sell the Offered Shares. In order to purchase the Offered Shares, the Purchaser must, within 48 hours of receipt of the notice, provide a written response indicating that it will purchase all of the Offered Shares at the offer price. If the Purchaser fails to provide a response within 48 hours of receipt of the notice, then the Offeror will be deemed to have waived its rights to purchase any of the Offered Shares. If the response does not provide for the purchase of all of the Offered Shares at the offer price, then the Offeror may, within 60 days following the expiration of the notice period, enter into an agreement for the sale to any other person(s) of all the Offered Shares at a price not less than the offer price (and otherwise on the same terms as provided in the notice).
     Except for the agreements described in the response to this Item 6, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person or, to the Reporting Persons’ knowledge, any of the Schedule I Persons or Schedule II Persons and any other person with respect to any of the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Share Purchase Agreement, dated as of August 14, 2005, by and among Brascan Corporation, Brascade Corporation, 6287042 Canada Limited, 1184760 Alberta Ltd. and Xstrata plc.

2.	Promissory Note, dated August 14, 2005, issued by 1184760 Alberta Ltd. to 6287042 Canada Limited in the principal amount of U.S. $1,327,345,890.

3.	Promissory Note, dated August 14, 2005, issued by 1184760 Alberta Ltd. to 6287042 Canada Limited in the principal amount of U.S. $375,000,000.

4.	Share Pledge Agreement, dated as of August 14, 2005, made by 1184760 Alberta Ltd. in favor of 6287042 Canada Limited.

Exhibit No.	Description
5.	Guarantee, dated as of August 14, 2005, made by Xstrata plc.

6.	Subscription Agreement, dated as of August 15, 2005, by and among Xstrata Capital Corporation A.V.V., Xstrata plc and 6287042 Canada Limited.

7.	Joint Filing Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 24, 2005

XSTRATA PLC
By:	/s/ Benny Steven Levene
	Name:	Benny Steven Levene
	Title:	Chief Legal Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 24, 2005

1184760 ALBERTA LTD.
By:	/s/ Benny Steven Levene
	Name:	Benny Steven Levene
	Title:	President

Schedule I
Directors and Executive Officers of Glencore,
Credit Suisse Boston and Credit Suisse Europe
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Glencore, Credit Suisse Boston and Credit Suisse Europe are listed below.
I.	Glencore International AG

(i)	Willy R. Strothotte

(ii)	Director

(iii)	Germany

(iv)	Chairman

(v)	Baarermattstrasse 3, CH-6341 Baar, Switzerland

(i)	Ivan Glasenberg

(ii)	Director

(iii)	Australia

(iv)	Chief Executive Officer

(v)	Baarermattstrasse 3, CH-6341 Baar, Switzerland

(i)	Zbynek E. Zak

(ii)	Director

(iii)	Switzerland

(iv)	Chief Financial Officer

(v)	Baarermattstrsse 3, CH-6341 Baar, Switzerland

(i)	Peter A. Pestalozzi

(ii)	Non-Executive Director

(iii)	Switzerland

(iv)	Attorney, Pestalozzi Lachenal Patry

(v)	Loewenstrasse 1, CH-8001 Zurich, Switzerland

(i)	Craig A. Davis

(ii)	Non-Executive Director

(iii)	USA

(iv)	Chairman and Chief Executive Officer Century Aluminium Company

(v)	2511 Garden Road, Bldg. A, Suite 200, Monterey, CA 93940, USA

II.	Credit Suisse Equities

(i)	Paul Edward Hare

(ii)	Secretary

(iii)	British

(iv)	Secretary

(v)	One Cabot Square, London E14 4QJ

(i)	Kevin James Burrowes

(ii)	Director

(iii)	British

(iv)	European Financial Controller

(v)	One Cabot Square, London E14 4QJ

(i)	Christopher Russell Carter

(ii)	Director

(iii)	American

(iv)	Chief Executive Officer

(v)	One Cabot Square, London E14 4QJ

(i)	Stuart Craig Eden

(ii)	Director

(iii)	New Zealand

(iv)	Managing Director

(v)	One Cabot Square, London E14 4QJ

(i)	Costas P Michaelides

(ii)	Director

(iii)	American

(iv)	Chief Operating Officer

(v)	One Cabot Square, London E14 4QJ

(i)	Kevin Lester Studd

(ii)	Director

(iii)	British

(iv)	Solicitor

(v)	One Cabot Square, London E14 4QJ

III.	Credit Suisse Europe

(i)	Paul Edward Hare

(ii)	Company Secretary

(iii)	British

(iv)	Company Secretary

(v)	One Cabot Square, London, E14 4QJ

(i)	Jeremy John Leonard Bennett

(ii)	Director

(iii)	British

(iv)	Banker

(v)	One Cabot Square, London, E14 4QJ

(i)	Christopher Russell Carter

(ii)	Director

(iii)	American

(iv)	Banker

(v)	One Cabot Square, London E14 4QJ

(i)	Renato Fassbind

(ii)	Director

(iii)	Swiss

(iv)	Chief Financial Officer

(v)	Credit Suisse Group, Paradeplatz 8, 8001 Zurich, Switzerland

(i)	Tobias Guldimann

(ii)	Director

(iii)	Swiss

(iv)	Chief Risk Officer, Credit Suisse Group

(v)	Paradeplatz 8, 8001 Zurich, Switzerland

(i)	Marco Giovanni Mazzucchelli

(ii)	Director

(iii)	Italian

(iv)	Banker

(v)	One Cabot Square, London E14 4QJ

(i)	Costas P Michaelides

(ii)	Director

(iii)	American

(iv)	Chief Operating Officer

(v)	One Cabot Square, London E14 4QJ

(i)	Michael Godwin Philipp

(ii)	Director

(iii)	American

(iv)	Chief Executive Officer/Chairman

(v)	One Cabot Square, London E14 4QJ

(i)	Richard Edward Thornburgh

(ii)	Director

(iii)	American

(iv)	Chief Risk Officer, Credit Suisse First Boston

(v)	Eleven Madison Avenue, New York, NY 10010, USA

Schedule II
Directors and Executive Officers of the Reporting Persons
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of the Reporting Persons are listed below:
Directors

(i)	Michael Lawrence Davis

(ii)	Mr

(iii)	British/South African

(iv)	Chief Executive, Xstrata plc

(v)	Xstrata (Schweiz) AG, Bahnhoffstrasse 2, CH-6300 Zug, Switzerland

(i)	Ivan Glasenberg

(ii)	Mr

(iii)	Australian

(iv)	Chief Executive of Glencore International AG

(v)	Glencore International AG, Baarermattstrasse 3, PO Box 777, CH-6341 Baar, Switzerland

(i)	Paul Mandeville Hazen

(ii)	Mr

(iii)	US citizen

(iv)	Corporate Director

(v)	PO Box 7070, Carmel CA 93921, USA

(i)	David R Issroff

(ii)	Mr

(iii)	British/South African

(iv)	Head of Ferroalloys Division of Glencore International AG

(v)	Glencore International AG, Baarermattstrasse 3, PO Box 777, CH-6341 Baar, Switzerland

(i)	Robert MacDonnell

(ii)	Mr

(iii)	US citizen

(iv)	Corporate Director

(v)	877 Rutherford Road, Rutherford, CA 94573, USA

(i)	Trevor Lawrence Reid

(ii)	Mr

(iii)	British

(iv)	Chief Financial Officer

(v)	Xstrata (Schweiz) AG, Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)	Steve Robson CB

(ii)	Sir

(iii)	British

(iv)	Corporate Director

(v)	1 Holly Villas, Wellesley Avenue, London W6 6UW, England (Residential address)

(i)	David Rough

(ii)	Mr

(iii)	British

(iv)	Corporate Director

(v)	Burford House, The Drive, Cheam, Surrey, SM2 7DP, England (Residential address)

(i)	Fred J P Roux

(ii)	Dr

(iii)	South African

(iv)	Corporate Director

(v)	8435 Brackenridge, Plettenberg Bay, South Africa

(i)	Ian Strachan

(ii)	Mr

(iii)	British and US citizen

(iv)	Corporate Director

(v)	30 Bloomfield Terrace, London, SW1W 8PQ , England (Residential address)

(i)	Willy R Strothotte

(ii)	Mr

(iii)	German

(iv)	Chairman of Glencore International AG

(v)	Glencore International AG, Baarermattstrasse 3, PO Box 777, CH-6341 Baar, Switzerland

(i)	Santiago Zaldumbide

(ii)	Mr

(iii)	Spanish

(iv)	Chief Executive of Xstrata Zinc

(v)	Asturiana de Zinc S.A., Cardenal Marcelo Spinola 42-7, E-28016 Madrid, Spain
Executive Officers

(i)	Brian Azzopardi

(ii)	Mr

(iii)	Maltese

(iv)	Group Controller

(v)	Xstrata (Schweiz) AG, Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)	Kevin Michael Burford

(ii)	Mr

(iii)	British

(iv)	Global Head of Internal Audit and Risk

(v)	Xstrata South Africa (Pty) Ltd, Suite No 19, Private Bag X1, Melrose Arch 2076, South Africa

(i)	Peter Roland Coates

(ii)	Mr

(iii)	Australian

(iv)	Chief Executive Xstrata Coal

(v)	Level 38 Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia

(i)	Richard Elliston

(ii)	Mr

(iii)	British

(iv)	Company Secretary

(v)	Xstrata Services (UK) Ltd, 4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)	Marc Bernard Clement Gonsalves

(ii)	Mr

(iii)	British

(iv)	Executive General Manager Corporate Affairs

(v)	Xstrata Services (UK) Ltd, 4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)	Andrew Latham

(ii)	Mr

(iii)	British

(iv)	General Manager Corporate Development

(v)	Xstrata Services (UK) Ltd, 4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)	Benny Steven Levene

(ii)	Mr

(iii)	South African

(iv)	Chief Legal Counsel

(v)	Xstrata (Schweiz) AG, Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)	Thras Moraitis

(ii)	Mr

(iii)	Greek and British

(iv)	General Manager Group Strategy and Development

(v)	Xstrata Services (UK) Ltd, 4th Floor Panton House, 25 Haymarket, London, SW1Y 4EN, London

(i)	Petrus Nienaber

(ii)	Mr

(iii)	South African

(iv)	Chief Executive Xstrata Alloys

(v)	Xstrata Alloys, 44 Vanadium Street, Private Bag X82288, Rustenburg 0300, South Africa

(i)	Charles Rex Sartain

(ii)	Mr

(iii)	Australian

(iv)	Chief Executive Xstrata Copper

(v)	Level 9 Riverside Centre, 123 Eagle Street, Brisbane, QLD 4000, Australia

(i)	Ian Wall

(ii)	Mr

(iii)	Australian

(iv)	Group Treasurer

(v)	Xstrata Services (UK) Ltd, 4th Floor Panton House, 25 Haymarket, London, SW1Y 4EN, London